Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Ross Stores, Inc. (ROST)
Name of persons relying on exemption: As You Sow™
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Ross Stores, Inc. (ROST)
Vote Yes: Item #4 – Material Value Chain Greenhouse Gas Emissions

Annual Meeting: May 22, 2024

CONTACT: Parker Caswell | pcaswell@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that Ross Stores measure and publicly disclose all material value chain GHG emissions.

SUPPORTING STATEMENT: Proponents recommend, at the board’s discretion, that the Company report all relevant value chain emissions through a recognized framework, such as CDP, and include material value chain emissions disclosures in Ross Stores’ annual Corporate Social Responsibility Report

SUMMARY

Ross Stores acknowledges that climate change poses a material risk to its business. In its 2023 annual report, the Company identifies multiple climate-related risk factors and is clear about their potential to disrupt its “operations and supply chain.”1 Additionally, the Company reports that extreme weather, exacerbated by climate change, poses risk to its operations and business. 2

Despite acknowledging climate risk, Ross has not measured or disclosed its value-chain GHG emissions, which are known to make up between 80% and 98% of retailers’ total emissions.3 This leaves shareholders without critical information necessary to assess the Company’s degree of exposure to the risk factors that the Company identifies in its own most recent annual report.

By measuring and disclosing its value-chain GHG emissions, Ross can identify which segments of its supply chain and operations are most vulnerable to the climate-related risks identified in its annual report and take steps to mitigate its contributions to climate change. Without value-chain greenhouse gas (GHG) emissions disclosures, investors are left uninformed about the magnitude and severity of the multiple material risk factors the Company has identified.

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1 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm p.16

2 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm p. 10-12

3 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

RATIONALE FOR A YES VOTE

1.	Ross Stores fails to implement the proposal by not disclosing all material Scope 3 GHG emissions categories.

2.	Ross Stores’ current lack of Scope 3 value-chain GHG emissions disclosure exposes the Company to financial risk.

3.	Ross Stores significantly lags many peers who measure and disclose value chain GHG emissions.

DISCUSSION

1.	Ross Stores fails to implement the proposal by not disclosing all material Scope 3 GHG emissions categories.

Ross discloses its Scope 1 and 2 emissions and some small Scope 3 value-chain categories, but the Company fails to implement the proposal by not disclosing emissions from Scope 3 categories that make up the most significant part its overall carbon footprint. Although the Company discloses Scope 3, category 3 (fuel-and-energy-related activities) and Scope 3, category 6 (business travel), these categories are relatively insignificant when compared to the Scope 3 categories that are known to be the largest sources of GHG emissions for retailers. Ross’s currently reported Scope 3 categories make up only 28% of the Company’s reported GHG emissions. 4 In contrast, peer Target discloses all material Scope 3 categories and reports that its Scope 3 emissions make up 97% of its overall GHG footprint, demonstrating the scale of the emissions categories that Ross currently fails to report. 5 Scope 3 categories 1, 2, 4, 7, 9, 11, and 12 are the largest sources of retailers’ GHG emissions. Ross does not report any of these material categories, and therefore fails to implement the proposal.

2.	Ross Stores’ failure to assess and report its value chain GHG emissions exposes the Company to material risk.

Financial risk in an evolving regulatory landscape

Ross’s lack of value-chain GHG emissions disclosure exposes the Company to material financial risk. Ross does not gather, measure, and disclose upstream GHG emissions from its suppliers or downstream GHG emissions from its sold products, meaning that the Company lacks critical disclosures of its own GHG emissions profile. Further, without gathering and reviewing suppliers’ response to climate risk, Ross cannot identify which segments of its supply chain may be critically vulnerable to increasing climate-related risk and regulations in the United States and globally.

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4 https://corp.rossstores.com/wp-content/uploads/2023/10/2022-Ross-Corporate-Social-Responsibility-Report.pdf p.57

5 https://corporate.target.com/getmedia/e4f81467-57ab-4787-a5a7-ab6efb7dd05c/Target-2023-Sustainability-and-Governance-Report.pdf p.14

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

California, where much of Ross’s operational footprint is located, recently passed Senate Bill (SB) 253, requiring that companies report their Scope 1-3 GHG emissions to the California Air Resource Board (CARB). Although the new California GHG reporting regulation’s requirements have yet to come into effect, it will require Ross to measure and disclose all material Scope 3 value-chain GHG emissions. In reporting, CARB specifies that companies use GHG Protocol-compatible accounting and reporting frameworks, which can be understood by auditors, investors, and the public.

To reduce the possibility of future compliance violations and demonstrate a proactive attitude towards the growing trend of mandated GHG emissions reporting, Ross should immediately begin measuring and disclosing its value-chain GHG emissions.

Reputational Risk

Ross’s incomplete Scope 3 disclosures also expose the Company to material reputational risk. Consumers are increasingly climate-conscious, and investors seek complete and transparent GHG emissions reporting.6 Companies who are perceived as having weaker sustainability commitments are at a distinct competitive disadvantage among key consumer groups. Ross’s lack of Scope 3 value-chain emissions targets positions the Company as a sustainability laggard amongst its peers.7 Ross will face further reputational damage if it does not proactively comply with current and future GHG reporting requirements that explicitly require the measurement and disclosure of Scope 3 value-chain emissions.

Furthermore, investors increasingly expect companies to make climate-related risk disclosures and set targets for mitigating climate risks. Climate Action 100+ (CA100+), a global investor initiative with over 700 investor members, has issued a Net Zero Company Benchmark (the Benchmark) that aims to secure greater disclosure of climate risks and robust emission reduction strategies. Scope 3 value-chain disclosures and targets are a necessary condition for meeting over half of the Benchmarks indicators, and Ross’s failure to align with the Benchmark is likely to deter the many investors who use or support the CA100+’s framework.

Ross’s ability to measure, disclose, and eventually reduce its Scope 3 value-chain emissions is an essential indicator for investors analyzing both the Company’s degree of exposure to climate risk and its ability to thrive and grow in a low-carbon economy. To meet investor demands related to climate change, capitalize on the potential benefits of the energy transition, and mitigate reputational risk, Ross should measure and disclose its Scope 3 value-chain emissions.

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6 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets; https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

7 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

Supply Chain Risk

Ross’s lack of value-chain emissions disclosure exposes the Company to additional risk because the Company has not assessed the GHG emissions footprint of its supply chain and is not able to determine which areas may be significantly affected by future climate-related regulations. The Company is aware of this risk, citing “regulations to address climate change” as a significant risk factor associated with the Company’s distributed and international supply chain.8 By quantifying the GHG emissions form its suppliers, Ross will be able to identify which of its key suppliers have outsize GHG emissions, and therefore may be significantly affected by the increasing trend of both domestic and international GHG emissions regulation.9

Furthermore, the physical risks of climate change pose a credible threat to Ross’s extensive supply chain. The Company’s off-price business model relies on a large global network of shipping and logistics operations, and “any event causing a disruption, delay, or increase in the cost of imports, including … natural disasters” could significantly disrupt the Company’s supply chain.10 The material physical risks that climate change already pose to Ross’s operations and supply chain are projected to increase in the coming decades, and in order to lessen these physical climate risks immediate and sustained GHG emissions reductions are required of all market sectors.11

Physical and Operational Risks

The physical risks that climate change poses to both Ross and the global economy are well established, with climate-related damages already costing the global economy an estimated $16 million per hour.12 Ross Stores is exposed to the physical risks of climate change through its operational footprint and extensive dependence on international suppliers and transportation. The measurement and disclosure of its value-chain emissions would allow the Company and investors to assess climate risk exposure in both the supply chain and operations.

In 2023 alone there were 28 natural disasters in the United States that caused more than a billion dollars in damage.13 Twenty-two percent of Ross’s stores, including nine distributions centers, its Los Angeles buying center, and its corporate headquarters are all located in the state of California,14 which is subjected to floods, wildfires, droughts, and storms that are increasing in frequency and severity as a consequence of climate change.15 In the Company’s most recent annual report, Ross acknowledges that these physical effects of climate change pose a risk to its operations, stating that climate-related extreme weather “could shut down, damage, or destroy [their] stores or distribution facilities.”16

Ross does not measure and disclose its value-chain emissions, which likely make up more than 90% of its overall GHG emissions, limiting investors’ ability to assess the Company’s physical risk and its own contribution to climate change. 17 To quantify and mitigate its own contributions to the increasing physical dangers that climate change poses to its stores and operations, Ross must measure and disclose its value-chain GHG emissions.

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8 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm p.12

9 https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

10 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm#i04118209534b4203a92cf13849680267_16 p.12

11 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf p.20

12 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/

13 https://www.ncei.noaa.gov/access/billions/

14 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm#i04118209534b4203a92cf13849680267_16 p.10

15 https://climate.nasa.gov/extreme-weather/

16 https://www.sec.gov/Archives/edgar/data/745732/000074573223000013/rost-20230128.htm#i04118209534b4203a92cf13849680267_16 p. 10

17 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

3.	Ross Stores significantly lags many peers who measure and disclose value chain GHG emissions.

Ross significantly lags most of its peers in measuring and disclosing its value-chain GHG emissions. Major retail companies, including The Gap, Inc. and Walmart, Inc., disclose upstream value-chain emissions.18 One of Ross’s main competitors, Target, discloses both upstream and downstream value-chain emissions. 19

Both Target and Gap maintain similar business models to Ross and have successfully begun the process of measuring, disclosing, and even reducing their value chain emissions. Target successfully reduced its total value-chain emissions by 8% between fiscal year 2021 and fiscal year 2022 despite a sales volume increase of 2.8% and a revenue increase of 2.9% over the same period. 20 Target’s success shows that value-chain emissions measurement, disclosure, and reductions are a successful strategy for mitigating climate risk while maintaining healthy levels of growth.21

Company	Discloses Material Value Chain Emissions?
Ross Stores, Inc.	NO22
Target Corporation	YES[23]
The Gap, Inc.	YES[24]
Walmart, Inc.	YES[25]

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18 https://gapinc-prod.azureedge.net/gapmedia/gapcorporatesite/media/images/values/sustainability/documents/2023/gap-inc-esg-report-2022.pdf p.45; https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf p.65

19 https://corporate.target.com/getmedia/e4f81467-57ab-4787-a5a7-ab6efb7dd05c/Target-2023-Sustainability-and-Governance-Report.pdf p.11

20 https://corporate.target.com/getmedia/e4f81467-57ab-4787-a5a7-ab6efb7dd05c/Target-2023-Sustainability-and-Governance-Report.pdf p.7

21 https://www.sec.gov/Archives/edgar/data/27419/000002741923000015/tgt-20230128.htm p. 19

22 https://corp.rossstores.com/wp-content/uploads/2023/10/2022-Ross-Corporate-Social-Responsibility-Report.pdf p.32

23 https://corporate.target.com/getmedia/e4f81467-57ab-4787-a5a7-ab6efb7dd05c/Target-2023-Sustainability-and-Governance-Report.pdf p.11

24 https://gapinc-prod.azureedge.net/gapmedia/gapcorporatesite/media/images/values/sustainability/documents/2023/gap-inc-esg-report-2022.pdf p.45

25 https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf p.65

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

Ross fails to report the essential supply-chain categories that have a material impact on its overall GHG emissions. Two major Greenhouse Gas Protocol categories, “purchased goods and services” and “use of sold products” typically make up most of retailers’ GHG emissions. These two categories alone are responsible for 75% of total reported emissions at Target Corporation and 90% of total reported GHG emissions at The Gap, Inc.26 Unlike its peers, Ross does not disclose either of these categories.

RESPONSE TO ROSS STORES, INC. BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Ross Stores’ board of directors’ (the Board) statement of opposition recommends against the proposal. Proponents disagree with the Boards’ assessment of Ross Stores’ current GHG emissions disclosures and targets and with the Board’s improper assertions about the nature Scope 3 emissions disclosures:

“Ross is diligently pursuing our stated ambition to reach net-zero Scope 1, 2, and 3 GHG emissions by 2050 or sooner.”

The Board states that its current policies are “consistent” with the 1.5 degrees Celsius (1.5°C) goal of the Paris Agreement. While proponents acknowledge Ross’s public-facing commitment to reach net-zero Scope 1, 2, and 3 emissions by 2050, the Company has not disclosed sufficient information to demonstrate how it intends to achieve such a goal. To assess its consistency with 1.5oC, Ross would need to first measure its Scope 3 value chain emissions, which are the subject of this proposal. It can then proceed to develop a plan to reduce those emissions.

Ross does disclose its Scope 1 and 2 GHG emissions and has a Scope 1 and 2 operational GHG emissions reduction target. However, Scope 3 value-chain emissions are responsible for between 80% and 98% of retailers’ overall GHG emissions.27 Although Ross’s “ambition to reach net zero Scope 1, 2, and 3 emissions by 2050 or sooner [emphasis added]” is commendable, the Company lacks the Scope 3 targets and disclosures that are the subject of this proposal.

Ross Stores does not disclose its material Scope 3 value-chain emissions and does not have a Scope 3 GHG emissions reduction target, meaning that the Company’s Scope 1 and 2 targets and disclosures ignore the most significant part of its overall GHG emissions footprint. To demonstrate to shareholders that Ross is “diligently pursuing” its full net-zero ambitions, the Company should begin measuring and then disclose its full range of Scope 3 value chain emissions.

“Reporting our Scope 3 emissions prematurely and ahead of expected regulatory developments would be a poor use of Company resources.”

The Board suggests that reporting Scope 3 emissions is premature and that releasing a Scope 3 inventory before “expected regulatory developments” would be “counterproductive.” Although the SEC’s new GHG reporting rule does not mandate Scope 3 emissions reporting, momentum for value-chain emissions disclosures is growing, and Ross’s operations in California subject the Company to CARB’s mandatory GHG reporting requirements, which will require Companies to report their material value chain emissions.28

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26 https://gapinc-prod.azureedge.net/gapmedia/gapcorporatesite/media/images/values/sustainability/documents/2023/gap-inc-cdp-climate-change-2023_amended.pdf, https://corporate.target.com/getmedia/c70c48ab-0e10-4576-9e92-789e30665964/2023-CDP-Climate-Response.pdf

27 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

28 https://www.dlapiper.com/en/insights/publications/2023/09/california-moves-to-finalize-laws-on-disclosures-of-ghg-emissions-and-climate-related-financial-risk

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

Numerous peers, including Walmart, Target, and The Gap have successfully measured and disclosed their Scope 3 emissions using existing GHG Protocol standards. The Board’s suggestion that Scope 3 emissions disclosures would be “confusing” ignores the fact that investors are well versed in Scope 3 emissions accounting frameworks and have created expectations around Scope 3 value chain reporting for material emissions. Scope 3 emissions disclosures are valuable information for investors seeking to evaluate Ross’s degree of expose to climate risk and are therefore an excellent use of company resources.

“Measurement of Scope 3 emissions is an evolving and very complex undertaking, and is particularly challenging for off-price retailers.”

The Board argues that Scope 3 emissions reporting is too complex an undertaking to be worth the Company’s time, especially given challenges posed by its off-price retail business model. While it is true that measuring Scope 3 emissions requires more resources than Scope 1 and 2 emissions, the Board’s assertation that the process is “evolving and very complex” once again fails to acknowledge the well-established industry standards for Scope 3 measurement and disclosure. The GHG Protocol provides detailed guidance for its emissions reporting framework, with guidance specifically tailored to retailers.29 Further, a range of estimated values are available for Ross to use while it develops reporting systems for its suppliers. Other off-price retailers in the United States, including TJX Companies and Dollar Tree, have already begun to disclose certain material Scope 3 downstream categories, and Ross has not.30 Investors understand that Scope 3 value chain emissions disclosure is a process, but an important one for our Company to begin.

“We are focused on pursuing meaningful initiatives that help reduce our environmental impacts...”

Finally, the Board argues that Ross is focused on “meaningful initiatives that help reduce [the Company’s] environmental impact.” Scope 3, value-chain emissions likely represent over 90% of Ross’s GHG emissions, so the measurement and disclosure of Scope 3 emissions is one of the most meaningful available levers to reduce Ross’s environmental impact. Proponents suggest that measuring and disclosing Scope 3 value-chain emissions is an impactful step that the Board could take to achieve its “commitment to environmental sustainability, while simultaneously supporting our mission to deliver value.”

CONCLUSION

Vote “Yes” on this Shareholder Proposal #4. Ross’s failure to measure and disclose its value chain emissions exposes the Company to material financial risk associated with climate change. Furthermore, Ross significantly lags many peers in the retail sector who have successfully reported their value-chain emissions. We urge a “Yes” vote.

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29 https://ghgprotocol.org/sites/default/files/2023-03/Scope3_Calculation_Guidance_0%5B1%5D.pdf; https://ghgprotocol.org/sites/default/files/2022-12/Chapter9.pdf

30 https://www.tjx.com/docs/default-source/corporate-responsibility/tjx-2023-global-corporate-responsibility-report.pdf p.63; https://corp.rossstores.com/wp-content/uploads/2023/10/2022-Ross-Corporate-Social-Responsibility-Report.pdf p.57; https://corporate.dollartree.com/investors/esg/environmental

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2024 Proxy Memo Ross Stores Inc. | Material Value Chain Greenhouse Gas Emissions

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For questions, please contact Parker Caswell, As You Sow, pcaswell@asyousow.org

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